Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 11, 2023 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2023 and the audited consolidated financial statements for the year ended December 31, 2022 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
The Company’s first quarter results were supported by continued operational execution. Production averaged 139,280 boe/d for the quarter, up 5 percent from the first quarter of 2022, primarily attributable to growing volumes in the Kaybob Duvernay. The Company executed on an active development program with development capital expenditures of $314.2 million and 50 (47.6 net) wells drilled. Severe winter weather in late December and early January resulted in an increase in the Company’s operating expenses to $15.35 per boe for the quarter.
The Company achieved strong first quarter financial results with adjusted funds flow from operations of $524.9 million and adjusted net earnings from operations of $218.9 million. Despite softening benchmark crude oil prices during the quarter, the Company’s operating netback remained strong, averaging $44.77 per boe. Net income totaled $216.7 million, down from $1.18 billion in the first quarter of 2022, primarily due to the impairment reversal recorded in the prior year. The Company generated excess cash flow of $153.4 million and discretionary excess cash flow of $98.7 million. During the quarter, 5.1 million common shares were repurchased for aggregate consideration of $48.5 million, representing approximately 50 percent of the Company's discretionary excess cash flow in-line with its return of capital framework.
In January 2023, the Company closed its previously announced acquisition of additional assets in the Kaybob Duvernay for cash consideration of $370.6 million. Subsequent to the quarter, the Company closed the previously announced acquisition of Alberta Montney assets for total consideration of $1.70 billion. These strategic acquisitions enhance the Company's overall asset quality and increase its inventory of premium drilling locations. The Company's 2023 guidance for average annual production of 160,000 - 166,000 boe/d is based on development capital expenditures of $1.15 to $1.25 billion.
Adjusted funds flow from operations, adjusted net earnings from operations, operating netback, excess cash flow and discretionary excess cash flow are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Results of Operations
Production

	Three months ended March 31
	2023	2022	% Change
Crude oil and condensate (bbls/d)	92,695	92,971	—
NGLs (bbls/d)	17,970	17,039	5
Natural gas (mcf/d)	171,692	136,667	26
Total (boe/d)	139,280	132,788	5
Crude oil and liquids (%)	79	83	(4)
Natural gas (%)	21	17	4
Total (%)	100	100	—

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2023	2022	% Change
Saskatchewan	64,331	72,016	(11)
Alberta	53,704	41,419	30
North Dakota	21,245	19,353	10
Total	139,280	132,788	5
Total production averaged 139,280 boe/d during the first quarter of 2023 compared to 132,788 boe/d for the first quarter of 2022. The increase is primarily due to growth in the Kaybob Duvernay area and North Dakota as a result of the Company's successful development capital program combined with the acquisition of additional assets in the Kaybob Duvernay in January 2023. This was partially offset by the disposition of non-core Saskatchewan Viking assets in July 2022.
The Company's weighting to crude oil and natural gas liquids ("NGLs") production in the three months ended March 31, 2023 decreased by 4 percent from the 2022 comparative period. The decrease was primarily due to higher natural gas production as a result of production growth in the Kaybob Duvernay area and the disposition of oil weighted assets in the Saskatchewan Viking.
Exhibit 1
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2023	2022	% Change
Crude oil and condensate ($/bbl)	94.21	113.66	(17)
NGLs ($/bbl)	38.23	47.84	(20)
Natural gas ($/mcf)	4.26	5.55	(23)
Total ($/boe)	72.88	91.43	(20)
(1)The average selling prices reported are before realized commodity derivatives and transportation.

CRESCENT POINT ENERGY CORP.	2

	Three months ended March 31
Benchmark Pricing	2023	2022	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	76.11	94.38	(19)
WTI crude oil (Cdn$/bbl)	102.85	119.47	(14)
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(8.74)	(5.04)	73
FOS crude oil (Cdn$/bbl) (3)	(31.16)	(16.43)	90
UHC crude oil (US$/bbl) (4)	2.85	1.51	89
C5+ condensate (Cdn$/bbl) (5)	5.03	2.27	122
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	3.23	4.74	(32)
AECO monthly index natural gas (Cdn$/mcf)	4.35	4.58	(5)
NYMEX natural gas (US$/mmbtu) (7)	3.43	4.91	(30)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.740	0.790	(6)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Benchmark crude oil prices weakened in the three months ended March 31, 2023 compared to the same period in 2022, primarily due to global economic weakness and the effect of rising interest rates to combat surging inflation. Turmoil in the U.S. and European banking sectors provided further economic uncertainty and the slow re-opening of the Chinese economy resulted in additional downward pressure on crude oil demand. The decrease in demand was partially offset by Russian production cuts after the European Union adopted a ban on the import of most seaborne Russian barrels in response to the conflict in Ukraine.
Natural gas prices weakened in the first quarter of 2023 compared to the same period in 2022, primarily due to a mild winter across most of the northern hemisphere, which resulted in natural gas inventory levels that exceeded recent historical averages. The AECO daily and NYMEX benchmark prices decreased 32 percent and 30 percent, respectively, in the three months ended March 31, 2023 compared to the same period in 2022.
Exhibit 2
FOS crude oil differentials weakened in the three months ended March 31, 2023 compared to the same period in 2022, primarily due to outages at North American refineries that process heavy crude oil and the residual impact of the Strategic Petroleum Reserve release by the U.S. government in 2022. LSB crude oil differentials weakened in the three months ended March 31, 2023, compared to the same period in 2022, primarily due to refineries running as much discounted heavy crude oil as operationally possible, which resulted in lower demand for light sour crude oil barrels. UHC crude oil differentials strengthened in the three months ended March 31, 2023, compared to the same period in 2022, primarily due to low distillate inventories, high gasoline prices and a strong export market for light sweet crude out of the U.S. Gulf Coast.
Condensate differentials strengthened in the three months ended March 31, 2023 compared to the same period of 2022, primarily due to increased demand for diluent as oilsands production was restored after turnarounds in 2022. A large inventory draw in Fort Saskatchewan to fill the Key Access Pipeline System also contributed to increased condensate demand.

CRESCENT POINT ENERGY CORP.	3

For the three months ended March 31, 2023, the Company's average selling price for crude oil and condensate decreased 17 percent from the same period in 2022, primarily due to a 14 percent decrease in the Cdn$ WTI benchmark price.
Crescent Point's corporate crude oil and condensate differential relative to Cdn$ WTI for the three months ended March 31, 2023 was $8.67 per bbl compared to $5.81 per bbl in the same period of 2022. The wider corporate oil differential was primarily due to weaker LSB and FOS differentials, partially offset by stronger UHC and C5+ differentials.
For the three months ended March 31, 2023, the Company's average selling price for NGLs decreased 20 percent from the same period in 2022, primarily due to a decline in propane and butane prices as a result of increased inventories in the U.S. and the lower WTI benchmark price.
The Company's average selling price for natural gas for the three months ended March 31, 2023 decreased 23 percent compared to the same period in 2022, primarily as a result of the decreases in the AECO daily and NYMEX benchmark prices.
Exhibit 3
Exhibit 4
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, propane, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil and NGL derivatives are referenced to WTI and Conway C3, respectively. The Company's natural gas derivatives are referenced to NYMEX and the AECO monthly index. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil, NGLs and natural gas production and provides a measure of stability to the Company's cash flow. See Note 18 – "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended March 31, 2023 for additional information on the Company's derivatives.

CRESCENT POINT ENERGY CORP.	4

The following is a summary of the realized commodity derivative losses:

	Three months ended March 31
($ millions, except volume amounts)	2023	2022	% Change
Average crude oil volumes hedged (bbls/d) (1)	21,000	46,750	(55)
Crude oil realized derivative loss (1)	(9.8)	(162.3)	(94)
per bbl	(1.18)	(19.40)	(94)
Average NGL volumes hedged (bbls/d)	—	500	(100)
NGL realized derivative loss	—	(0.6)	(100)
per bbl	—	(0.39)	(100)
Average natural gas volumes hedged (GJ/d) (2) (3)	30,000	40,000	(25)
Natural gas realized derivative gain (loss) (3)	2.4	(2.5)	(196)
per GJ	0.15	(0.20)	(175)
Average barrels of oil equivalent hedged (boe/d) (1) (3)	25,739	53,569	(52)

Total realized commodity derivative losses (1) (3)	(7.4)	(165.4)	(96)
per boe	(0.59)	(13.84)	(96)
(1)The crude oil realized derivative loss for the three months ended March 31, 2022 includes the realized derivative gains and losses on financial crude oil price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial crude oil price differential contracts.
(2)GJ/d is defined as gigajoules per day.
(3)The natural gas derivative gain for the three months ended March 31, 2023 includes the realized derivative gains on financial natural gas price differential contracts. The average natural gas volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial natural gas price differentials contracts.
The Company's realized derivative loss for crude oil was $9.8 million for the three months ended March 31, 2023, compared to $162.3 million for the same period in 2022. The decreased realized derivative loss was primarily attributable to the lower Cdn$ WTI benchmark price, higher average hedge price and fewer volumes hedged in the first quarter of 2023 compared to the same period in 2022.
Crescent Point's realized derivative gain for natural gas was $2.4 million for the three months ended March 31, 2023, compared to a realized derivative loss of $2.5 million for the same period in 2022. The gain in the first quarter of 2023 was primarily due to the lower average AECO monthly index price compared to the Company's average hedge price.
Exhibit 5
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended March 31
($ millions)	2023	2022	% Change
Crude oil	28.0	(276.2)	(110)
NGLs	—	(1.6)	(100)
Natural gas	(7.4)	(0.8)	825
Total unrealized commodity derivative gains (losses)	20.6	(278.6)	(107)
In the three months ended March 31, 2023, the Company recognized a total unrealized derivative gain of $20.6 million on its commodity contracts compared to a total unrealized derivative loss of $278.6 million in the same period of 2022. The unrealized derivative gain in the first quarter of 2023 was primarily attributable to the decrease in Cdn$ WTI forward benchmark prices at March 31, 2023 compared to December 31, 2022 and the maturity of out-of-the-money crude oil derivative contracts.

CRESCENT POINT ENERGY CORP.	5

Oil and Gas Sales

	Three months ended March 31
($ millions) (1)	2023	2022	% Change
Crude oil and condensate sales	786.0	951.0	(17)
NGL sales	61.8	73.4	(16)
Natural gas sales	65.8	68.3	(4)
Total oil and gas sales	913.6	1,092.7	(16)
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales decreased by 16 percent in the three months ended March 31, 2023 compared to the same period in 2022. The decrease was primarily due to the decrease in realized crude oil, NGL and natural gas prices.
Exhibit 6
Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2023	2022	% Change
Royalties	124.5	146.4	(15)
As a % of oil and gas sales	13.6	13.4	0.2
Per boe	9.93	12.25	(19)
Royalties decreased 15 percent in the three months ended March 31, 2023 compared to the same period in 2022. This decrease was largely due to the 16 percent decrease in oil and gas sales. Royalties as a percentage of oil and gas sales in the first quarter of 2023 remained consistent with the comparative period.
The Company has reduced its royalties guidance for 2023 to 13.25 - 13.75 percent due to the Alberta Montney asset acquisition announced on March 28, 2023. Refer to the Subsequent Events and Guidance sections of this MD&A for further information.
Exhibit 7

CRESCENT POINT ENERGY CORP.	6

Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2023	2022	% Change
Operating expenses	192.4	168.7	14
Per boe	15.35	14.12	9
Operating expenses per boe increased 9 percent in the first quarter of 2023 compared to the first quarter of 2022. The increase was primarily attributable to an increase in well servicing and repair costs as a result of severe weather in the fourth quarter of 2022, along with inflationary pressures that escalated throughout 2022 in chemicals, equipment maintenance and wells servicing.
The Company has reduced its annual operating expense per boe guidance for 2023 to $13.75 - $14.75 per boe due to the Alberta Montney asset acquisition announced on March 28, 2023. Refer to the Subsequent Events and Guidance sections of this MD&A for further information.
Exhibit 8
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2023	2022	% Change
Transportation expenses	35.5	32.6	9
Per boe	2.83	2.73	4
Transportation expenses increased by 9 percent in the three months ended March 31, 2023, compared to the same period in 2022, primarily due to higher production volumes. On a per boe basis, transportation expenses increased by $0.10 per boe due to increased trucking activity to access points of sale with favorable pricing.
Exhibit 9

CRESCENT POINT ENERGY CORP.	7

Netback

	Three months ended March 31
	2023	2022
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Oil and gas sales	72.88	91.43	(20)
Royalties	(9.93)	(12.25)	(19)
Operating expenses	(15.35)	(14.12)	9
Transportation expenses	(2.83)	(2.73)	4
Operating netback (1)	44.77	62.33	(28)
Realized loss on commodity derivatives	(0.59)	(13.84)	(96)
Netback (1)	44.18	48.49	(9)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil and condensate. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the three months ended March 31, 2023 decreased to $44.77 per boe from $62.33 per boe in the same period in 2022. The decrease in the Company's operating netback was primarily due to the decrease in average selling price and increase in operating expenses, partially offset by lower royalties. The decrease in the Company's netback was a result of the decrease in the operating netback, partially offset by a decreased realized loss on commodity derivatives.
Exhibit 10
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2023	2022	% Change
Gross general and administrative expenses	39.5	34.8	14
Overhead recoveries	(5.1)	(4.9)	4
Capitalized	(9.7)	(8.4)	15
Total general and administrative expenses	24.7	21.5	15
Transaction costs	(1.8)	(0.1)	1,700
General and administrative expenses	22.9	21.4	7
Per boe	1.83	1.79	2
General and administrative ("G&A") expenses and G&A per boe increased 7 percent and 2 percent, respectively, in the three months ended March 31, 2023 compared to the same period in 2022. The increase in G&A is primarily attributable to the timing of contributions made under the Company's community investment program in the first quarter of 2023 compared to the same period in 2022.
Transaction costs relate to the Company's acquisition and disposition transactions. Refer to the Capital Acquisitions and Dispositions section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	8

Exhibit 11
Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2023	2022	% Change
Interest expense on long-term debt	16.1	19.9	(19)
Unrealized (gain) loss on interest derivative contracts	(0.1)	2.1	(105)
Interest expense	16.0	22.0	(27)
Per boe	1.28	1.84	(30)
Interest expense on long-term debt decreased 19 percent in the first quarter of 2023 compared to the same period in 2022, primarily due to the Company's lower average debt balance.
At March 31, 2023, approximately 92 percent of the Company's outstanding long-term debt had fixed interest rates.
Exhibit 12
Foreign Exchange Gain (Loss)

	Three months ended March 31
($ millions)	2023	2022	% Change
Realized gain (loss) on CCS - principal	(0.3)	0.2	(250)
Translation of US dollar long-term debt	0.9	19.1	(95)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	2.9	(26.3)	(111)
Other	(0.5)	(1.1)	(55)
Foreign exchange gain (loss)	3.0	(8.1)	(137)
The Company hedges its foreign exchange exposure using a combination of cross currency swaps ("CCS") and foreign exchange swaps. During the three months ended March 31, 2023, the Company realized a $0.3 million loss on CCS related to US dollar denominated Secured Overnight Financing Rate loan maturities.
The Company records foreign exchange gain or loss on the period end translation of US dollar long-term debt and related accrued interest. For the three months ended March 31, 2023, the Company recorded foreign exchange gain of $0.9 million, which was attributed to the stronger Canadian dollar at March 31, 2023 as compared to December 31, 2022.

CRESCENT POINT ENERGY CORP.	9

For the three months ended March 31, 2023, Crescent Point recorded an unrealized gain on foreign exchange derivatives of $2.9 million due to the impact of the higher market interest rates on the valuation of the Company's CCS at March 31, 2023 as compared to December 31, 2022.
Share-based Compensation Expense

	Three months ended March 31
($ millions, except per boe amounts)	2023	2022	% Change
Share-based compensation costs	17.5	36.3	(52)
Realized gain on equity derivative contracts	(25.8)	(25.8)	—
Unrealized loss on equity derivative contracts	27.5	6.2	344
Capitalized	(1.7)	(8.0)	(79)
Share-based compensation expense	17.5	8.7	101
Per boe	1.40	0.73	92
During the three months ended March 31, 2023, the Company recorded share-based compensation ("SBC") costs of $17.5 million compared to $36.3 million in the same period of 2022. The lower SBC costs in the first quarter of 2023 are primarily attributable to a lower number of awards outstanding and a lower share price at March 31, 2023 compared to December 31, 2022, partially offset by higher estimated performance achievements associated with the Performance Share Unit ("PSU") Plan in the first quarter of 2023.
In both the three months ended March 31, 2023 and March 31, 2022, the Company recognized a realized gain of $25.8 million on the maturity of equity derivative contracts. During the three months ended March 31, 2023, the Company recognized an unrealized loss on equity derivative contracts of $27.5 million compared to $6.2 million in the same period of 2022. The unrealized loss was primarily due to the maturity of in-the-money equity derivative contracts mentioned above.
Exhibit 13
The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, PSUs, Deferred Share Units ("DSUs") and stock options outstanding:

	March 31, 2023	December 31, 2022
Restricted Share Bonus Plan (1)	2,241,843	2,244,738
Employee Share Value Plan	5,192,892	5,274,478
Performance Share Unit Plan (2)	3,550,132	2,713,176
Deferred Share Unit Plan	1,775,367	1,745,879
Stock Option Plan (3)	3,837,312	3,889,130
(1)At March 31, 2023, the Company was authorized to issue up to 11,207,655 common shares (December 31, 2022 - 11,210,550 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At March 31, 2023, the weighted average exercise price is $4.46 per share (December 31, 2022 - $4.43 per share).
As of the date of this report, the Company had 1,498,421 restricted shares, 2,829,874 ESVP awards, 3,413,070 PSUs, 1,848,434 DSUs and 3,461,758 stock options outstanding.

CRESCENT POINT ENERGY CORP.	10

Depletion, Depreciation and Amortization

	Three months ended March 31
($ millions, except per boe amounts)	2023	2022	% Change
Depletion and depreciation	229.1	210.2	9
Amortization of exploration and evaluation undeveloped land	2.6	6.6	(61)
Depletion, depreciation and amortization	231.7	216.8	7
Per boe	18.48	18.14	2
The Company's depletion, depreciation and amortization ("DD&A") rate remained relatively consistent in the first quarter of 2023 compared to the same period in 2022.
DD&A expense increased 7 percent in the three months ended March 31, 2023 compared to the same period in 2022, primarily due to higher production volumes, partially offset by lower amortization of exploration and evaluation ("E&E") undeveloped land.
Exhibit 14
Impairment Reversal

	Three months ended March 31
($ millions, except per boe amounts)	2023	2022	% Change
Impairment reversal	—	(1,484.9)	(100)
Per boe	—	(124.25)	(100)
In the first quarter of 2022, the Company recognized an impairment reversal of $1.48 billion on its development and production assets due to the increase in forecast benchmark commodity prices.
Taxes

	Three months ended March 31
($ millions)	2023	2022	% Change
Current tax expense	—	—	—
Deferred tax expense	71.5	326.5	(78)
Current Tax Expense
In the first quarters of 2023 and 2022, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form for the year ended December 31, 2022 for information on the Company's expected tax horizon.
Deferred Tax Expense
In the three months ended March 31, 2023, the Company recorded deferred tax expense of $71.5 million compared to $326.5 million in the same period of 2022. The deferred tax expense in the first quarter of 2023 primarily relates to the pre-tax income recorded in the period, partially offset by a change in estimate for future usable tax pools.

CRESCENT POINT ENERGY CORP.	11

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income and Adjusted Net Earnings from Operations

	Three months ended March 31
($ millions, except per share amounts)	2023	2022	% Change
Cash flow from operating activities	473.4	426.1	11

Adjusted funds flow from operations (1)	524.9	534.0	(2)

Net income	216.7	1,183.6	(82)
Net income per share - diluted	0.39	2.03	(81)

Adjusted net earnings from operations (1)	218.9	240.9	(9)
Adjusted net earnings from operations per share - diluted (1)	0.40	0.41	(2)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities increased from $426.1 million in the first quarter of 2022 to $473.4 million in the first quarter of 2023. The increase in cash flow from operating activities was primarily due to decreased realized commodity derivative losses and non-cash working capital, partially offset by the lower total operating netback.
Exhibit 15

(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's adjusted funds flow from operations ("FFO") decreased in the three months ended March 31, 2023 to $524.9 million, compared to $534.0 million in the same period of 2022. The decrease was primarily due to the lower total operating netback, partially offset by decreased realized commodity derivative losses.
Exhibit 16

CRESCENT POINT ENERGY CORP.	12

In the three months ended March 31, 2023, the Company reported net income of $216.7 million ($0.39 per fully diluted share) compared to $1.18 billion ($2.03 per fully diluted share) in the first quarter of 2022. The decrease in net income was primarily due to the impairment reversal recorded in the first quarter of 2022, partially offset by fluctuations in unrealized derivatives and deferred tax.
Exhibit 17
The Company's adjusted net earnings from operations for the three months ended March 31, 2023 was $218.9 million ($0.40 per fully diluted share) compared to $240.9 million ($0.41 per fully diluted share) in the same period of 2022. The decrease was primarily due to the decrease in depletion and depreciation and adjusted FFO, partially offset by fluctuations in deferred tax.
Exhibit 18
Excess Cash Flow and Discretionary Excess Cash Flow
For the three months ended March 31, 2023, excess cash flow decreased to $153.4 million from $289.3 million in the same period of 2022, primarily attributable to higher capital expenditures in the first quarter of 2023 compared to the same period in 2022. Discretionary excess cash flow for the three months ended March 31, 2023 decreased to $98.7 million from $263.4 million in the same period of 2022, primarily attributable to the decrease in excess cash flow and an increase in base dividends.
Dividends Declared

	Three months ended March 31
($ millions, except per share amounts)	2023	2022	% Change
Dividends declared	17.1	(0.2)	(8,650)
Dividends declared per share	0.0320	—	100
In December 2022, Crescent Point declared a quarterly cash dividend of $0.1000 per share to be paid on April 3, 2023.
In March 2023, the Company declared and paid a special cash dividend of $0.0320 per share, which was based on fourth quarter 2022 results.

CRESCENT POINT ENERGY CORP.	13

Capital Expenditures

	Three months ended March 31
($ millions)	2023	2022	% Change
Capital acquisitions	372.0	0.9	41,233
Capital dispositions	(2.6)	(2.9)	(10)
Development capital expenditures	314.2	204.3	54
Land expenditures	1.3	5.7	(77)
Capitalized administration (1)	11.4	16.3	(30)
Corporate assets	0.5	0.5	—
Total	696.8	224.8	210
(1)Capitalized administration excludes capitalized equity-settled SBC.
Capital Acquisitions and Dispositions
Major Property Acquisitions and Dispositions
Kaybob Duvernay Acquisition
On January 11, 2023, the Company closed the previously announced acquisition of certain Kaybob Duvernay assets in Alberta for total consideration of $370.6 million including closing adjustments ($323.9 million was allocated to PP&E and $52.1 million was allocated to E&E, including $5.4 million related to decommissioning liability).
Minor Property Acquisitions and Dispositions
In the three months ended March 31, 2023, the Company completed minor property acquisitions and dispositions for net consideration received of $1.2 million.
Assets Held for Sale
At December 31, 2022, the Company classified certain non-core assets in Alberta as held for sale. These assets were recorded at the lesser of their carrying value and recoverable amount. These assets remain held for sale at March 31, 2023.
Development Capital Expenditures
The Company's development capital expenditures for the three months ended March 31, 2023 were $314.2 million, compared to $204.3 million in the same period of 2022. The increase in the first quarter of 2023 was primarily due to increased activity in the period and inflationary pressures that escalated throughout 2022. In the first quarter of 2023, 50 (47.6 net) wells were drilled and $33.7 million was spent on facilities and seismic ($16.1 million in the three months ended March 31, 2022).
The Company has revised its annual development capital expenditures guidance for 2023 to $1.15 - $1.25 billion due to the Alberta Montney asset acquisition announced on March 28, 2023. Refer to the Subsequent Events and Guidance sections of this MD&A for further information.
Exhibit 19
Lease Liability
At March 31, 2023, the Company had $118.8 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.

CRESCENT POINT ENERGY CORP.	14

Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, decreased by $5.1 million in the first quarter of 2023, from $703.9 million at December 31, 2022 to $698.8 million at March 31, 2023. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $962.0 million.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2023	December 31, 2022
Net debt (1)	1,436.3	1,154.7
Shares outstanding	545,834,170	550,888,983
Market price at end of period (per share)	9.54	9.66
Market capitalization	5,207.3	5,321.6
Enterprise value (1)	6,643.6	6,476.3
Net debt as a percentage of enterprise value (1)	22	18
Adjusted funds flow from operations (1) (2)	2,223.3	2,232.4
Net debt to adjusted funds flow from operations (1) (3)	0.6	0.5
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At March 31, 2023, Crescent Point's enterprise value was $6.64 billion and the Company was capitalized with 78 percent equity compared to $6.48 billion and 82 percent at December 31, 2022, respectively. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2023 increased to 0.6 times from 0.5 times at December 31, 2022. The increase was largely due to an increase in net debt as a result of the Kaybob Duvernay acquisition in January 2023.
Crescent Point's market capitalization decreased to $5.21 billion at March 31, 2023, from $5.32 billion at December 31, 2022, primarily due to the slight decrease in the Company's share price and shares purchased for cancellation under the Company's Normal Course Issuer Bid ("NCIB").
Exhibit 20
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
The Company has combined revolving credit facilities of $2.36 billion, including a $2.26 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is November 26, 2026. As at March 31, 2023, the Company had approximately $118.2 million drawn on its bank credit facilities, including $7.3 million outstanding pursuant to letters of credit.
At March 31, 2023, the Company has senior guaranteed notes of US$921.0 million and Cdn$195.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	15

The Company is in compliance with all debt covenants at March 31, 2023. The covenants are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2023
Senior debt to adjusted EBITDA (1) (2)	3.5	0.67
Total debt to adjusted EBITDA (1) (3)	4.0	0.67
Senior debt to capital (2) (4)	0.55	0.19
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At March 31, 2023, Crescent Point had 545.8 million common shares issued and outstanding compared to 550.9 million common shares at December 31, 2022. The decrease of 5.1 million shares is primarily due to shares purchased for cancellation under the NCIB.
As of the date of this report, the Company had 542,076,234 common shares outstanding.
Normal Course Issuer Bid
On March 7, 2023, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement an NCIB. The NCIB allows the Company to purchase, for cancellation, up to 54,605,659 common shares, or 10 percent of the Company's public float, as at February 23, 2023. The NCIB commenced on March 9, 2023 and is due to expire on March 8, 2024. The Company's previous NCIB commenced on March 9, 2022 and expired on March 8, 2023.
In the first quarter of 2023, the Company purchased 5.1 million common shares for total consideration of $48.5 million under its NCIB programs. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. All common shares purchased under the NCIB are cancelled.
Contractual Obligations and Commitments
At March 31, 2023, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	11.4	13.7	9.6	10.7	45.4
Gas processing (2)	69.6	109.6	88.6	284.0	551.8
Transportation	53.0	80.7	46.5	45.4	225.6
Capital	8.6	22.8	—	—	31.4
Total contractual commitments (3)	142.6	226.8	144.7	340.1	854.2
(1)Includes operating costs on the Company's office space, net of $17.4 million of recoveries from subleases.
(2)Gas handling agreement with a gas processor that includes a long-term volume commitment. The agreement is only terminable in very limited circumstances and if the termination were to occur because of the Company's default, the Company would be obligated to pay its processing commitment. If the processor were to terminate the agreement, the Company would need to seek alternative processing arrangements.
(3)Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" in the unaudited consolidated financial statements for the period ended March 31, 2023 for further information.
Subsequent Events
Acquisition of Alberta Montney Assets
On May 10, 2023, Crescent Point completed the acquisition of Montney assets in Alberta. Total consideration for the assets was approximately $1.70 billion in cash, which is expected to be allocated substantially to PP&E and E&E. Cash consideration was accessed through the Company's existing credit facilities and included a deposit of $68.0 million on execution of the purchase and sale agreement. Concurrent with the closing of the acquisition, Crescent Point implemented a new $400.0 million syndicated unsecured revolving credit facility that matures on May 10, 2025. The facility has the same covenants as the Company's existing credit facilities.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2023. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2022.

CRESCENT POINT ENERGY CORP.	16

Changes in Accounting Policies
Income Taxes
IAS 12 Income Taxes was amended in May 2021 by the IASB which requires companies, on initial recognition, to recognize deferred tax on transactions that result in equal amounts of taxable and deductible temporary differences. The Company adopted the amendment in 2023 and the adoption did not have an impact on the Company's consolidated financial statements.

CRESCENT POINT ENERGY CORP.	17

Summary of Quarterly Results

	2023	2022				2021
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	913.6	1,016.6	1,097.3	1,286.5	1,092.7	900.4	826.7	849.2

Average daily production
Crude oil and condensate (bbls/d)	92,695	90,759	91,762	91,250	92,971	88,544	92,206	107,444
NGLs (bbls/d)	17,970	17,770	17,198	16,139	17,039	20,884	18,176	18,608
Natural gas (mcf/d)	171,692	153,572	144,356	130,724	136,667	125,871	130,823	135,531
Total (boe/d)	139,280	134,124	133,019	129,176	132,788	130,407	132,186	148,641

Net income (loss)	216.7	(498.1)	466.4	331.5	1,183.6	121.6	77.5	2,143.3
Net income (loss) per share	0.39	(0.90)	0.83	0.58	2.05	0.21	0.13	3.68
Net income (loss) per share – diluted	0.39	(0.90)	0.82	0.58	2.03	0.21	0.13	3.65

Adjusted net earnings from operations (1)	218.9	209.8	242.9	272.1	240.9	160.0	142.6	117.6
Adjusted net earnings from operations per share (1)	0.40	0.38	0.43	0.48	0.42	0.27	0.25	0.20
Adjusted net earnings from operations per share – diluted (1)	0.40	0.38	0.43	0.47	0.41	0.27	0.24	0.20

Cash flow from operating activities	473.4	589.5	647.0	529.6	426.1	492.4	414.2	285.5

Adjusted funds flow from operations (1)	524.9	522.8	576.5	599.1	534.0	432.5	393.9	387.8

Adjusted working capital surplus (deficiency) (1)	(79.9)	95.1	47.9	(40.9)	(91.8)	(201.6)	(108.8)	(16.1)
Total assets	9,759.6	9,486.4	10,437.6	10,279.4	10,412.5	9,171.2	9,231.5	9,283.4
Total liabilities	3,113.8	2,993.0	3,224.6	3,501.3	3,901.2	3,765.9	3,897.4	4,044.4
Net debt (1)	1,436.3	1,154.7	1,198.3	1,467.9	1,775.2	2,005.0	2,138.8	2,324.2

Weighted average shares – diluted (millions)	552.7	559.2	567.4	575.9	582.7	587.7	587.1	587.8

Capital acquisitions	372.0	1.3	88.2	0.3	0.9	5.2	0.9	936.3
Capital dispositions	(2.6)	1.2	(244.1)	(37.8)	(2.9)	(0.1)	(3.8)	(87.9)
Development capital expenditures	314.2	246.4	308.5	196.9	204.3	229.5	187.1	88.4

Dividends declared	17.1	118.8	44.9	37.1	(0.2)	26.0	19.0	1.5
Dividends declared per share	0.0320	0.2150	0.0800	0.0650	—	0.0450	0.0325	0.0025
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the crude oil, condensate and natural gas benchmark prices, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions, and natural declines.
Net income (loss) has fluctuated over the past eight quarters primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense or recovery.
Adjusted net earnings from operations has fluctuated over the past eight quarters, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense.
Capital expenditures have fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

CRESCENT POINT ENERGY CORP.	18

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the first quarter of 2023.
Guidance
Crescent Point's guidance for 2023 is as follows:

	Prior (1)	Revised (2)
Total Annual Average Production (boe/d) (3)	138,000 - 142,000	160,000 - 166,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,000 - $1,100	$1,150 - $1,250
Capitalized administration ($ millions)	$40	$40
Total ($ millions) (4)	$1,040 - $1,140	$1,190 - $1,290

Other Information for 2023 Guidance
Reclamation activities ($ millions) (5)	$40	$40
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$14.25 - $15.25	$13.75 - $14.75
Royalties	13.75% - 14.25%	13.25% - 13.75%
(1)Prior guidance published in the Company's December 9, 2022 press release.
(2)Revised guidance published in the Company's March 28, 2023 press release.
(3)The revised total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas. Prior total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas.
(4)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic.
(5)Reflects Crescent Point's portion of its expected total budget.
Return of Capital Outlook

Base Dividend
Current quarterly base dividend per share	$0.10

Additional Return of Capital
% of discretionary excess cash flow (1) (2)	50%
(1)Discretionary excess cash flow is calculated as excess cash flow less base dividends.
(2)This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2022 Annual Information Form, which along with other relevant documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CRESCENT POINT ENERGY CORP.	19

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, “total netback”, "operating netback", "netback", “adjusted funds flow from operations”, "excess cash flow", "discretionary excess cash flow", "base dividends", "adjusted working capital (surplus) deficiency", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from operations per share” and “adjusted net earnings from operations per share - diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback:

	Three months ended March 31
($ millions)	2023	2022	% Change
Oil and gas sales	913.6	1,092.7	(16)
Royalties	(124.5)	(146.4)	(15)
Operating expenses	(192.4)	(168.7)	14
Transportation expenses	(35.5)	(32.6)	9
Total operating netback	561.2	745.0	(25)
Realized loss on commodity derivatives	(7.4)	(165.4)	(96)
Total netback	553.8	579.6	(4)
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.
The following table reconciles dividends declared to base dividends:

	Three months ended March 31
($ millions)	2023	2022	% Change
Dividends declared (1)	17.1	(0.2)	(8,650)
Dividend timing adjustment (2)	55.1	26.1	111
Special dividends	(17.5)	—	100
Base dividends	54.7	25.9	111
(1)Includes the impact of shares repurchased for cancellation under the NCIB on dividends payable.
(2)Dividends declared where the declaration date and record date are in different periods.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 13 – "Capital Management" in the unaudited consolidated financial statements for the period ended March 31, 2023 for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company, unrealized loss on equity derivative contracts and other items (excluding net acquisitions and dispositions). The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

CRESCENT POINT ENERGY CORP.	20

Discretionary excess cash flow is a historical non-GAAP financial measure and is defined as excess cash flow less base dividends. The most directly comparable financial measure to discretionary excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Discretionary excess cash flow is a key measure that assesses the funds available for reinvestment in the Company’s business or for return of capital to shareholders beyond the base dividend.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

	Three months ended March 31
($ millions)	2023	2022	% Change
Cash flow from operating activities	473.4	426.1	11
Changes in non-cash working capital	39.8	101.4	(61)
Transaction costs	1.8	0.1	1,700
Decommissioning expenditures (1)	9.9	6.4	55
Adjusted funds flow from operations	524.9	534.0	(2)
Capital expenditures	(327.4)	(226.8)	44
Payments on lease liability	(5.3)	(5.1)	4
Decommissioning expenditures	(9.9)	(6.4)	55
Unrealized loss on equity derivative contracts	(27.5)	(6.2)	344
Other items	(1.4)	(0.2)	600
Excess cash flow	153.4	289.3	(47)
Base dividends	(54.7)	(25.9)	111
Discretionary excess cash flow	98.7	263.4	(63)
(1)Excludes amounts received from government grant programs.
Adjusted working capital (surplus) deficiency is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition. Adjusted working capital (surplus) deficiency is a component of net debt and is a measure of the Company's liquidity.
The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	March 31, 2023	December 31, 2022	% Change
Accounts payable and accrued liabilities	460.9	448.2	3
Dividends payable	54.7	99.4	(45)
Long-term compensation liability (1)	85.0	59.2	44
Cash	(15.0)	(289.9)	(95)
Accounts receivable	(365.7)	(327.8)	12
Prepaids and deposits (2)	(140.0)	(84.2)	66
Adjusted working capital (surplus) deficiency	79.9	(95.1)	(184)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)Includes deposit on acquisition.
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital (surplus) deficiency, excluding the unrealized foreign exchange on translation of US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2023	December 31, 2022	% Change
Long-term debt (1)	1,547.5	1,441.5	7
Adjusted working capital (surplus) deficiency	79.9	(95.1)	(184)
Unrealized foreign exchange on translation of US dollar long-term debt	(191.1)	(191.7)	—
Net debt	1,436.3	1,154.7	24
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	21

Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors these measures and uses them as key measures in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financial considerations.
Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2023	2022	% Change
Net income	216.7	1,183.6	(82)
Amortization of E&E undeveloped land	2.6	6.6	(61)
Impairment reversal	—	(1,484.9)	(100)
Unrealized derivative losses	3.9	313.2	(99)
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(0.6)	(19.3)	(97)
Net gain on capital dispositions	(2.0)	(2.9)	(31)
Deferred tax adjustments	(1.7)	244.6	(101)
Adjusted net earnings from operations	218.9	240.9	(9)
Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are non-GAAP ratios and are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	22

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, propane, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Return of capital framework, targeting the return of up to 50 percent of discretionary excess cash flow, in addition to base dividend;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;

● Crescent Point's 2023 production and capital expenditures guidance, and other information forming part of the 2023 guidance;
● Crescent Point's return of capital outlook including dividend expectations and additional return of capital target as a percentage of discretionary excess cash flow;
● The Company's liquidity and financial flexibility;
● The benefits of strategic acquisitions;
● NCIB expectations; and
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.
Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").

CRESCENT POINT ENERGY CORP.	23

The Company files its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the NGLs product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Light & Medium Crude Oil (bbl/d)	12,879	13,671	12,347	15,752	15,365	15,517	15,046	20,181
Heavy Crude Oil (bbl/d)	4,010	3,870	4,102	4,103	4,034	4,226	4,199	4,269
Tight Oil (bbl/d)	53,184	52,095	54,030	53,521	55,837	55,965	58,233	65,595
Total Crude Oil (bbl/d)	70,073	69,636	70,479	73,376	75,236	75,708	77,478	90,045

NGLs (bbl/d)	40,592	38,893	38,481	34,013	34,774	33,720	32,904	36,007

Shale Gas (mcf/d)	161,459	142,803	134,049	119,924	126,622	115,482	117,339	125,830
Conventional Natural Gas (mcf/d)	10,233	10,769	10,307	10,800	10,045	10,389	13,484	9,701
Total Natural Gas (mcf/d)	171,692	153,572	144,356	130,724	136,667	125,871	130,823	135,531

Total (boe/d)	139,280	134,124	133,019	129,176	132,788	130,407	132,186	148,641

CRESCENT POINT ENERGY CORP.	24

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Engineering and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020

Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	25